Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter website.

http://meetnewcharter.com/netflix-supports-charter-acquisition-of-time-warner-cable/

NETFLIX SUPPORTS CHARTER ACQUISITION OF TIME WARNER CABLE
August 10, 2015/in News /
Originally appeared in Associated Press
[http://bigstory.ap.org/article/c9e0231657fe44a590d9e363077db479/netflix-supports-charter-acquisition-time-warner-cable]
By: Tali Arbel
July 15, 2015

Netflix, a vocal opponent of Comcast’s failed bid for Time Warner Cable, supports Charter’s quest to do the same in a deal that would create another cable giant.

In a filing with the Federal Communications Commission Wednesday, the online video company said it supports the deal because Charter says it won’t charge companies to connect to its network and reach its customers.

Charter’s policy, spread across the 19.4 million Internet customers that the larger company would serve, would be a “substantial public interest benefit” and would help get online services to consumers and promote innovation, Netflix said.

Charter’s policy and Netflix’s support of it could help sway regulators to approve the Charter deal after the Comcast-Time Warner Cable transaction fell apart in April under pressure from regulators.

Charter Communications Inc. wants to buy Time Warner Cable and Bright House for $67.1 billion to become the country’s No. 3 traditional TV provider and the second-largest home Internet supplier after Comcast.

“It’s certainly a positive for closing the deal, absolutely,” said BTIG analyst Rich Greenfield, and “a nice win for Netflix.” But he there are still roadblocks to regulatory approval for Charter because the government is concerned about the lack of competition in the broadband market.

A spokeswoman for the Federal Communications Commission declined to comment because the transaction was under review.

After the Comcast deal collapsed because regulators worried that it could impede online video competitors and would have too much power over the nation’s high-speed Internet access, Charter is trying to position itself as a good Internet actor.

It proposed Wednesday that it will continue to let companies connect to its network without paying until the end of 2018. Why does this matter? Netflix Inc. fought with Comcast and other big Internet providers over these commercial arrangements and in 2014 ended up paying Comcast to connect directly to its network after congestion issues hurt video quality for Netflix customers.

The FCC has been concerned about these deals, and it has the power to hear disputes between Internet providers and companies according to its net neutrality rules that went into effect in June.

In another bid to endear itself to government regulators, Charter has said that it will submit disputes over these commercial Internet deals to the agency. It has also promised to roll out faster Internet with no data caps for Time Warner Cable and Bright House customers and said it will abide by the government’s new “net neutrality” rules against blocking and slowing down Internet traffic and creating special paid fast lanes.

Click here for more.
[http://bigstory.ap.org/article/c9e0231657fe44a590d9e363077db479/netflix-supports-charter-acquisition-time-warner-cable]

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Charter Communications

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER

DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.